Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of April 24, 2025, setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for but not in trial through June 30, 2025.

2025

Engle progeny

April	0

May	1

June	1

As of April 24, 2025, there are no Engle progeny cases in trial.

Other Individual Smoking & Health

April	0

May	2

June	0

As of April 24, 2025, there are no non-Engle progeny cases in trial.